Suite 900, 607 14th Street, NW Washington, DC 20005-2018 t 202 508 5800 f 202 508 5858

July 27, 2012	direct dial 202 508 5854 direct fax 202 585 0904 vcangelosi@kilpatricktownsend.com

VIA EDGAR

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Meetinghouse Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 8, 2012
File No. 333-180026

Dear Mr. Webb:

On behalf of Meetinghouse Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended (the “Securities Act”), to indicate changes from Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company on June 8, 2012.

The Amended Registration Statement is filed in response to the staff’s comment letter issued on June 18, 2012.  To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments.

General

1.                                      Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•                                        Describe how and when a company may lose emerging growth company status;

•                                        Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

ATLANTA  AUGUSTA  CHARLOTTE  DENVER  DUBAI  NEW YORK  OAKLAND  RALEIGH  SAN DIEGO  SAN FRANCISCO  SEATTLE  SILICON VALLEY  STOCKHOLM  TAIPEI  TOKYO  WALNUT CREEK  WASHINGTON  WINSTON-SALEM

Mr. Mark Webb

U.S. Securities and Exchange Commission

July 27, 2012

•                                        State your election under Section 107(b) of the JOBS Act:

o                                        If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o                                        If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

Response to Comment No. 1:

See the additional disclosures on the prospectus cover page and on pages 17 and 81 of the prospectus.

2.                                    Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment No. 2:

Aside from the prospectus and related offering materials filed as part of the Registration Statement, all of which will not be provided to any potential investor until after the Registration Statement has been declared effective by the Securities and Exchange Commission, there are no written materials to be provided in reliance on Section 5(b) of the Securities Act.  Furthermore, there are no research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act.

*          *          *          *

Mr. Mark Webb

U.S. Securities and Exchange Commission

July 27, 2012

If you have any questions concerning this submission, please contact the undersigned at 202.508.5854.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Victor L. Cangelosi

Victor L. Cangelosi

Enclosures

cc:	Michael F. Johnson, SEC Staff Attorney
Patricia A. McJoynt, Keefe, Bruyette & Woods, Inc.
Allan D. Jean, Keefe, Bruyette & Woods, Inc.
Monique Moon, Keefe, Bruyette & Woods, Inc.
William W. Bouton, III, Hinckley, Allen & Snyder LLP
Nancy R. Wilsker, Hinckley, Allen & Snyder LLP
Lisa J. Holtzmuller, Hinckley, Allen & Snyder LLP
Carol Houle, Shatswell, MacLeod & Company, PC
Mary Mottram, Shatswell, MacLeod & Company, PC
Gregory Dunn, RP Financial, LC
Michael R. Keller, Keller & Company, Inc.
Anthony A. Paciulli, Meetinghouse Bancorp, Inc.
Wayne Gove, Meetinghouse Bancorp, Inc.
Ravi R. Desai, Kilpatrick Townsend & Stockton LLP